

12060786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68191

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2012 DIVISION OF TRADING & MARKETS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Stanley Smith Barney LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Westchester Avenue
(No. and Street)

Purchase,	New York	10577-2530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Gelfand — (914) 225-6412
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2012 REGISTRATIONS BRANCH 02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

MORGAN STANLEY SMITH BARNEY LLC
(SEC I.D. No. 8-68191)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley Smith Barney LLC

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Smith Barney LLC and subsidiaries at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

MORGAN STANLEY SMITH BARNEY LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(In thousands of dollars)

ASSETS		
Cash	$	59,294
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		2,949,374
Financial instruments owned, at fair value (approximately $279,555 were pledged to various parties):		
U.S. government and agency securities		626,326
Other sovereign government obligations		2,898
Corporate and other debt		997,976
Corporate equities		27,439
Derivative contracts		1,494
Investments		340
Physical commodities		3,722
Total financial instruments owned, at fair value		1,660,195
Securities purchased under agreements to resell		3,233,416
Securities borrowed		501,509
Receivables:		
Customers (net of $2,191 allowance for doubtful accounts)		1,833,928
Brokers, dealers and clearing organizations		445,274
Fees, interest and other		598,023
Affiliates		37,348
Premises, equipment and software, at cost (net of accumulated depreciation and amortization of $13,566)		29,423
Goodwill		4,609,026
Intangible assets (net of accumulated amortization of $728,900)		3,397,094
Other assets		551,997
Total assets	$	19,905,901
LIABILITIES AND MEMBER'S EQUITY		
Short-term borrowings	$	205,803
Financial instruments sold, not yet purchased, at fair value:		
U.S. government and federal agency securities		427,188
Other sovereign government obligations		3,206
Corporate and other debt		383,065
Corporate equities		29,204
Derivative contracts		1,239
Total financial instruments sold, not yet purchased, at fair value		843,902
Securities sold under agreements to repurchase		1,580,870
Securities loaned		130,388
Payables:		
Customers		3,540,412
Brokers, dealers and clearing organizations		59,312
Interest and dividends		15,073
Other liabilities and accrued compensation expenses		3,270,559
Total liabilities		9,646,319
Subordinated liabilities		650,000
Member's equity		9,609,582
Total liabilities and member's equity	$	19,905,901

See Notes to Consolidated Statement of Financial Condition.

(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Smith Barney LLC ("MSSB") and its subsidiaries (collectively, the "Company") offer a wide variety of financial products and provide financial services to a large and diversified group of clients, financial institutions and individuals. The Company's businesses include financial advisory services, sales, and trading in fixed income securities and related products, including foreign exchange and investment activities and new issue distribution of fixed income, equity and packaged products. The Company provides clients with a comprehensive array of financial solutions, including MSSB products and services, and products and services from third party providers, such as insurance companies and mutual fund families. The Company offers brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; cash management; and retirement plan services through a network of over 16,800 financial advisors in the U.S.

MSSB is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC").

The Company is a wholly owned subsidiary of Morgan Stanley Smith Barney Holdings LLC (the "Parent"), of which 51% is indirectly owned by Morgan Stanley (the "Ultimate Parent") and 49% by Citigroup Inc. ("Citi").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S."), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill and intangible assets, compensation, deferred tax assets, the outcome of litigation and tax matters, and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The consolidated statement of financial condition includes the accounts of MSSB and its wholly owned subsidiaries. MSSB's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity.

At December 31, 2011, the Company's consolidated subsidiaries reported $9,394 of assets, $7,990 of liabilities and $1,404 of member's equity on a stand-alone basis.

All material intercompany balances and transactions with its subsidiaries have been eliminated.

Related Party Transactions

The Company has transactions with the Ultimate Parent and its affiliates. Subordinated liabilities transacted with the Ultimate Parent are described in Note 7.

On April 28, 2011, MSSB repaid a portion of its Subordinated liabilities with the Ultimate Parent in the amount of $250,000. On August 2, 2011 and December 28, 2011, the Company paid dividends of $400,000 and $650,000 to the Parent, respectively. Morgan Stanley & Co. LLC ("MS&Co.") contributed research services totaling $17,370 throughout the year.

Assets and receivables from affiliated companies as of December 31, 2011 are comprised of:

Securities purchased under agreements to resell ("reverse repurchase agreements")	$	3,142,871
Securities borrowed		501,509
Receivables - Brokers, dealers and clearing organizations		94,214
Receivables - Fees, interest and other		234,796
Receivables - Affiliates		37,348
Other assets		2,083

Liabilities and payables to affiliated companies as of December 31, 2011 are comprised of:

Short term borrowings	$	205,803
Securities sold under agreements to repurchase ("repurchase agreements")		620,697
Securities loaned		130,388
Payables - Brokers, dealers and clearing organizations		18,539
Payables - Interest and dividends		2,104
Other liabilities		353
Subordinated liabilities		650,000

Note 2 - Summary of Significant Accounting Policies

Cash

Cash consists of cash held on deposit.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements include cash segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Financial Instruments and Fair Value

A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings each period. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

Financial Instruments Measured at Fair Value

All of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value. These financial instruments primarily represent the Company's trading positions and include both cash and derivative products.

The fair value of over-the-counter ("OTC") financial instruments, including derivative contracts related to financial instruments and commodities, is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 -- Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy (see Note 3). In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. Adjustments for liquidity risk adjust model derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions. In determining the expected exposure, the Company considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

See Note 3 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Repurchase and Securities Lending Transactions

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase are treated as collateralized financings. Securities purchased under agreements to resell and Securities sold under agreements to repurchase are carried on the consolidated statement of financial condition at the amounts of cash paid or received, plus accrued interest. Where appropriate, transactions with the same counterparty are reported on a net basis. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and payables to clearing organizations.

Premises, Equipment and Software

Premises and equipment consists of leasehold improvements, computer and communications equipment, and software (externally purchased and developed for internal use). Premises and equipment are stated at

cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are generally as follows: computer and communications equipment – 3 to 9 years. Estimated useful lives for software are generally 3 to 5 years.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

Premises, equipment and software costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Goodwill and Intangible Assets

Goodwill is not amortized and is reviewed annually (or more frequently when certain events or circumstances exist) for impairment. Finite lived intangible assets are amortized over their estimated useful lives and reviewed for impairment.

Other Assets

Other assets include, but are not limited to, prepaid expenses. As of December 31, 2011, other assets include $310,986 of contractual prepayments made on behalf of affiliate and Citi banks related to the Company's Customer Deposit Sweep Program ("Deposit Program").

Other Liabilities

Other liabilities include, but are not limited to, accrued compensation, deferred income, and accrued expenses.

Note 3 – Fair Value Disclosures

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government and Agency Securities

U.S. Treasury Securities

U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are comprised of two main categories consisting of agency-issued debt and mortgage pass-through pool securities. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable To-be-announced ("TBA") security. Actively traded non-callable agency issued debt securities are categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities and agency mortgage pass-through pool securities are generally categorized in Level 2 of the fair value hierarchy.

Other Sovereign Government Obligations

Foreign sovereign government obligations are valued using quoted prices in active markets when available. To the extent quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities

The fair value of state and municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation ("FICO") scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS and CMBS indices are also used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS, CMBS and other ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS, CMBS and other ABS are categorized in Level 3 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is determined using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Derivative Contracts

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques, and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized in Level 2 of the fair value hierarchy.

For further information on derivative instruments, see Note 8.

Investments

All equity investments purchased in connection with investment activities are recorded at fair value and are included within Financial instruments owned – investments in the consolidated statement of financial condition. The carrying value of such investments reflects expected exit values based upon appropriate valuation techniques applied on a consistent basis. Such techniques employ various markets, income and cost approaches to determine fair value at the measurement date. These investments are included in Level 3 of the fair value hierarchy because, due to infrequent trading, exit prices tend to be unobservable and reliance is placed on the above methods.

Physical Commodities

The Company trades various precious metals on behalf of its customers. Fair value for physical commodities is determined using observable inputs, including broker quotations and published indices. Physical commodities are categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December31, 2011
Assets:				
Financial instruments owned:				
U.S. government and agency securities:				
U.S. Treasury securities	$ 313,131	$ -	$ -	$ 313,131
U.S. agency securities	80,604	224,102	8,489	313,195
Total U.S. government and agency securities	393,735	224,102	8,489	626,326
Other sovereign government obligations	267	2,566	65	2,898
Corporate and other debt:				
State and municipal securities	-	488,477	22	488,499
Residential mortgage-backed securities	-	4,028	91	4,119
Commercial mortgage-backed securities	-	27	27	54
Asset-backed securities	-	1,187	14	1,201
Corporate bonds	-	492,899	9,092	501,991
Other debt	-	2,107	5	2,112
Total corporate and other debt	-	988,725	9,251	997,976
Corporate equities [1]	13,855	10,419	3,165	27,439
Derivative contracts:				
Interest rate contracts	127	207	-	334
Foreign exchange contracts	-	35	-	35
Equity contracts	167	629	329	1,125
Total derivative contracts	294	871	329	1,494
Investments	-	-	340	340
Physical commodities	-	3,722	-	3,722
Total financial instruments owned	$ 408,151	$ 1,230,405	$ 21,639	$ 1,660,195
Liabilities:				
Financial instruments sold, not yet purchased:				
U.S. government and agency securities:				
U.S. Treasury securities	$ 426,997	$ -	$ -	$ 426,997
U.S. agency securities	48	143	-	191
Total U.S. government and agency securities	427,045	143	-	427,188
Other sovereign government obligations	1,632	1,548	26	3,206
Corporate and other debt:				
State and municipal securities	-	3,300	-	3,300
Residential mortgage-backed securities	-	2	-	2
Corporate bonds	-	376,989	1,677	378,666
Other debt	-	862	235	1,097
Total corporate and other debt	-	381,153	1,912	383,065
Corporate equities[1]	25,639	3,565	-	29,204
Derivative contracts				
Interest rate contracts	663	9	-	672
Foreign exchange contracts	-	20	-	20
Equity contracts	-	547	-	547
Total derivative contracts	663	576	-	1,239
Total financials instruments sold, not yet purchased	$ 454,979	$ 386,985	$ 1,938	$ 843,902

[1] The Company holds or sells short for trading purposes equity securities issued by entities in diverse industries and size.

Transfers Between Fair Value Hierarchy Levels

For assets and liabilities that were transferred between Level 1 and Level 2 during the period, fair values are ascribed as if the assets or liabilities had been transferred as of the beginning of the period.

During 2011, the Company reclassified approximately $27,670 of U.S. government and agency securities and $15,171 of corporate equities from Level 2 to Level 1 as transactions in these securities occurred with more frequency and volume to constitute an active market.

Financial instruments owned— U.S. agency securities

During 2011, the Company reclassified approximately $2,870 of U.S. agency securities from Level 3 to Level 2. External broker quotes became available in 2011 for valuation comparison.

Financial instruments owned— Corporate equities

During 2011, the Company reclassified approximately $1,360 of corporate equities from Level 2 to Level 3. These reclassifications were primarily related to corporate equities for which external prices became unobservable.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Cash deposited with clearing organizations or segregated under federal and other regulations or requirements, Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, Securities loaned, Receivables – Customers, Receivables – Brokers, dealers and clearing organizations, Receivables – Fees, interest and other, Receivables – Affiliates, Payables – Customers, Payables – Brokers, dealers and clearing organizations, certain Short-term borrowings, and Subordinated liabilities.

Note 4 - Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company's policy is generally to take possession of Securities purchased under agreements to resell and Securities borrowed. The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional

collateral, or reduce positions, when necessary. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, transactions relating to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers. At December 31, 2011, there were approximately $1,672,772 of customer margin loans outstanding.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as Financial instruments owned (pledged to various parties) in the consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral as of December 31, 2011 were as follows:

Financial instruments owned:	
U.S. government and agency securities	$ 309,953
Other sovereign government obligations	661
Corporate and other debt	714,928
Corporate equities	50
Total	$ 1,025,592

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed and derivative transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending and derivative transactions or for delivery to counterparties to cover short positions. The Company additionally receives securities as collateral in connection with certain securities-for-securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the consolidated statement of financial condition. At December 31, 2011, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $3,551,786 and the fair value of the portion that had been sold or repledged was $1,262,425.

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 3% of the Company's total assets at December 31, 2011. In addition, substantially all of the collateral held by the Company for resale agreements or bonds borrowed, which together represented approximately 18% of the Company's total assets at December 31, 2011, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including positions taken and underwriting and financing commitments, often involve

substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers.

Note 5 – Goodwill and Net Intangible Assets

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. Goodwill impairment is determined by comparing the estimated fair value with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The Company completed its annual goodwill impairment testing, as of July 1, 2011, which did not indicate any goodwill impairment.

There have been no changes in the carrying amount of the Company's goodwill for the year ended December 31, 2011.

Intangible assets were transferred to the Company by the Parent related to the assets contributed upon MSSB's formation. At December 31, 2011, net intangible assets were $3,397,094.

The estimated useful life of MSSB's customer relationships and research are sixteen years and five years, respectively.

Note 6 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balances consist primarily of intercompany funding from the Ultimate Parent as well as other intercompany payables which settle in the normal course of business. At December 31, 2011, the Company had short-term borrowing outstanding to affiliates of $205,803 with varying maturities of 12 months or less.

Note 7 - Subordinated Liabilities

Subordinated liabilities consist of two Subordinated Revolving Credit Agreements with the Ultimate Parent dated May 29, 2009 and December 29, 2009. The maturity dates, interest rates, and fair values of each subordinated note as of December 31, 2011 are as follows:

Subordinated Notes	Maturity Date	Interest Rate	Par Value	Fair Value
Subordinated Revolver	July 31, 2016	5.68%	$ 100,000	$ 99,360
Subordinated Revolver	February 28, 2017	3.45%	550,000	509,671
			$ 650,000	$ 609,031

Note 8 - Derivative Instruments

The Company may trade listed futures, forwards, options and other derivatives referencing, among other things, interest rates, currencies, investment grade and non-investment grade corporate credits, loans, bonds, U.S. and other sovereign securities, emerging market bonds and loans, credit indices, asset-backed security indices, property indices, mortgage-related and other asset-backed securities and real estate loan products. The Company uses these instruments to hedge their market making activity.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase

or sale of positions in related securities and financial instruments, including a variety of derivative products (*e.g.*, futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis and on an individual product basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2011. Fair values of derivative contracts in an asset position are included in Financial instruments owned—derivative contracts. Fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased—derivative contracts.

	Assets		Liabilities	
	Fair Value	**Notional**	**Fair Value**	**Notional**
Derivatives not designated as accounting hedges[1]:				
Interest rate contracts	$ 334	$ 46,068	$ 672	$ 186,795
Foreign exchange contracts	35	5,106	20	5,119
Equity contracts	1,125	62,293	547	64,698
Commodity contracts	-	-	-	3,276
Total derivatives	$ 1,494	$ 113,467	$ 1,239	$ 259,888

[1] Notional amounts include net notionals related to long futures contracts of $10,000 and short futures contracts of $28,276. The variation margin on these futures contracts (excluded from the table above) of $97 is included in Receivables - Brokers, dealers and clearing organizations on the consolidated statement of financial condition.

Note 9 – Commitments, Guarantees and Contingencies

Letters of Credit

The Company has the ability to issue letters of credit outstanding to satisfy various collateral requirements; however, none were outstanding at December 31, 2011.

Premises and Equipment

At December 31, 2011, future minimum rental commitments, net of subleases, principally on office rentals were as follows:

Fiscal Year	Gross Amount	Sublease Income	Net Amount
2012	$ 280,509	$ 3,125	$ 277,384
2013	273,443	3,119	270,324
2014	241,901	2,756	239,145
2015	203,602	2,511	201,091
2016	169,009	2,301	166,708
Thereafter	433,760	1,204	432,556
Total	$ 1,602,224	$ 15,016	$ 1,587,208

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy

the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is described below by type of guarantee.

The table below summarizes certain information regarding the Company's obligation under guarantee arrangements at December 31, 2011:

	Maximum Potential Payout/Notional						
	Years to Maturity						
Type of Guarantee	Less than 1	1-3	3-5	Over 5	Total	Carrying Amount (Asset)/ Liability	Collateral/ Recourse
Derivative contracts	$ 18,304	$ 18	$ —	$ —	$ 18,322	$ 327	$ —

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities see Note 10.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution.

The Company is also involved, from time to time, in other reviews, investigations, and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For certain legal proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial or indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding.

For certain other legal proceedings, the Company can estimate reasonably possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses will have a material adverse effect on the Company's consolidated statement of financial condition as a whole.

Note 10 – Sales and Trading Activities

Sales and Trading

The Company's sales and trading activities are conducted through the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following is a discussion of risk management and the Company's primary risks: market risk, credit risk and operational risk policies and procedures covering these activities.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place for identifying, measuring, monitoring and managing each of the various types of significant risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. The Company's portfolio of business

activities helps reduce the impact that volatility in any particular area or related areas may have on its net revenues as a whole.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underly this philosophy: comprehensiveness, independence, accountability, defined risk tolerance and transparency. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading, investing, and client facilitation activities where a substantial majority of the Company's market risk exposures is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. Market risk is monitored through various measures: statistically; by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and through scenario analyses conducted in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company incurs credit risk exposure to institutions and sophisticated investors. This risk may arise from a variety of business activities, including, but not limited to, entering into derivative contracts under which counterparties have obligations to make payments to the Company; extending credit to clients; providing funding that is secured by physical or financial collateral whose value may at times be insufficient to cover the loan repayment amount; and posting margin and/or collateral to counterparties. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs credit risk through margin and non-purpose loans to individual investors, which are collateralized by securities.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and establishes practices to evaluate, monitor and control credit risk exposure both within and across business segments. The Company is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. The Company's credit risk exposure is managed by credit professionals and risk committees that monitor risk exposures, including margin loans and credit sensitive, higher risk transactions. See Note 4 for a discussion of Concentration Risk.

The Company, through agreements with Citi relating to the formation of MSSB, retains certain credit risk for margin and non-purpose loans that are held at Citigroup Global Markets Inc. ("CGMI") in its capacity as clearing broker for certain MSSB clients. The related loans are generally subject to the same oversight as margin and non-purpose loans held by the Company.

Operational Risk

Operational risk refers to the risk of financial or other loss, or damage to a firm's reputation, resulting from inadequate or failed internal processes, people, systems, or from external events (e.g., fraud, legal and compliance risks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue generating activities (e.g., sales and trading) and control groups (e.g., information technology and trade processing). As such, the Company may incur operational risk in each of its divisions.

The goal of the operational risk management framework is to establish Company-wide operational risk standards related to risk measurement, monitoring and management. Operational risk policies are designed to reduce the likelihood and/or impact of operational incidents as well as to mitigate legal, regulatory, and reputational risks.

Note 11 – Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of the Ultimate Parent's equity-based stock compensation plans. The Ultimate Parent accounts for stock-based compensation in accordance with the accounting guidance for equity-based awards. This accounting guidance requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

Deferred Stock Awards

The Ultimate Parent has made deferred stock awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future ("restricted stock units" or "RSUs"). Awards under these plans are generally subject to vesting over time contingent upon continued employment and to restrictions on sale, transfer or assignment until the end of a specified period, generally two to five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant restriction period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period. Recipients of deferred stock awards generally have voting rights and receive dividend equivalents. The Ultimate Parent determines the fair value of restricted stock units based on the grant date fair value of its common stock, measured as the volume-weighted average price on the date of grant.

In 2011, the Ultimate Parent granted performance-based stock units ("PSUs") to senior executives. PSUs with non-market performance conditions are valued based on the grant date fair value of the Ultimate Parent's common stock, measured as the volume-weighted average price on the date of grant. PSUs with market-based conditions are valued using a Monte Carlo valuation model. These PSUs will vest and convert to shares of common stock in 2014 only if the Ultimate Parent satisfies predetermined performance and market goals over the three-year performance period that began on January 1, 2011 and ends on December 31, 2013. PSU awards have vesting, restriction and cancellation provisions that are generally similar to those in the Ultimate Parent's other deferred stock awards.

Stock Option Awards

The Ultimate Parent has granted stock option awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Ultimate Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a three-year period and expire seven to 10 years from the date of grant, subject to

accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are generally similar to those in deferred stock awards. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

Stock Based Compensation

Equity-based compensation costs are charged to the Company by the Ultimate Parent based upon the awards granted to employees in the Company participating in the programs.

Note 12 – Employee Benefit Plans

Substantially all employees of the Company participate in employee benefit plans sponsored by the Ultimate Parent. The pension plans provide pension benefits that are based on each employee's years of credited service and compensation levels specified in the plan. The U.S. Defined Benefit Pension Plan was closed to new hires effective July 1, 2007 and, in lieu of a defined benefits pension plan, eligible employees first hired, rehired or transferred to the U.S. on or after July 1, 2007 received a retirement contribution under the 401(k) plan. On June 1, 2010, the U.S. defined benefit plan was amended to cease accruals of benefits after December 31, 2010. Retirement contributions to the 401(k) plan also ceased after December 31, 2010. Any benefits earned by participants under the plan as of December 31, 2010 were preserved and will be payable in the future based on the plan's provisions.

Certain employees are covered by a postretirement plan sponsored by MS&Co. that provides medical and life insurance for eligible retirees and medical insurance for their dependents. On October 29, 2010, the postretirement plan was amended to change eligibility requirements for a firm-provided subsidy toward the cost of retiree medical coverage after December 31, 2010.

Employees of the Company meeting certain eligibility requirements may participate in a 401(k) plan sponsored by MS&Co. Eligible employees receive 401(k) matching contributions that are invested in the Morgan Stanley Stock Fund. Participants are eligible for a dollar for dollar Company match up to 4% of eligible pay up to the IRS limit ($245 in 2011). In addition, the plans provide a fixed contribution for participants with eligible pay less than or equal to $100 who are not Financial Advisors or Senior Advisors. The fixed contribution is equal to 2% of eligible pay. Also, a Morgan Stanley Transition Contribution is granted to participants who received a 2010 accrual in the U.S. defined benefits pension plan or a 2010 retirement contribution in the 401(k) plan and who met certain age and service requirements as of December 31, 2010. Additionally, certain eligible legacy Smith Barney employees were granted a transition contribution. The fixed contribution and transition contribution are included in the Company's 401(k) expense.

Note 13 - Income Taxes

Certain subsidiaries of the Company are organized as corporations which are subject to federal, state and local income taxes.

The Company is a single-member limited liability company that is treated as a disregarded entity for U.S. federal income tax purpose. The taxable income of the Company will be reported by its Parent which is treated as a partnership for U.S. federal and state income tax purposes. The Ultimate Parent and Citi will include their distributive share of taxable income from the Parent in their respective federal, state and local income tax returns.

The Company is subject to the income and indirect tax laws of certain state jurisdictions in which the Company has business operations. These tax laws are complex and subject to different interpretations by

the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when in the future certain items affect taxable income in the various tax jurisdictions.

The Company adopted accounting guidance which clarifies the accounting for uncertainty in income taxes recognized in the accompanying consolidated statement of financial condition. As of December 31, 2011, the Company has not accrued any unrecognized tax benefits in the Company's consolidated statement of financial condition.

Note 14 - Regulatory Requirements

MSSB is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the CFTC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, MSSB is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC rule stating the risk based requirement represents the sum of 8% of customer risk maintenance margin requirement and 8% of non customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2011, MSSB's Net Capital was $842,942, which exceeded the minimum requirement by $805,516.

Advances to the Ultimate Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

MSSB had entered into an agreement with MS&Co. and CGMI, its clearing brokers, that allowed MSSB to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent (commonly referred to as "PAIB") and to permit the correspondent to use PAIB in its capital computations.

MSSB clears certain customer activity directly and introduces other business to MS&Co. and CGMI.

Note 15– Subsequent Events

The Company evaluates subsequent events through the date on which the consolidated statement of financial condition are issued. The Company did not note any subsequent events requiring disclosure or adjustment to the consolidated statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

Morgan Stanley Smith Barney LLC
2000 Westchester Ave
Purchase, NY 10577

In planning and performing our audit of the consolidated financial statements of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP